Exhibit 99.1

PRESS RELEASE

February 17, 2009	2009-06
Concord, New Hampshire	JAG - TSX/NYSE Arca

Jaguar Mining Q4 and FY 2008 Earnings Conference Call Details and
Information Concerning Analyst Trip to Jaguar’s Operations in Brazil

NOTICE OF CONFERENCE CALL: Tuesday, March 24 @ 10:00 a.m. EDT

Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG: TSX/NYSE Arca, JAG.NT: TSX) will release its Q4 and FY 2008 financial and operating results after the market close on March 23, 2009. The Company will hold a conference call the following morning, March 24 at 10:00 a.m. EDT, to discuss the results.

From North America:	800-218-5691
International:	213-416-2975
Replay:
From North America:	800-675-9924
International:	213-416-2185
Replay ID:	32409
Webcast:	www.jaguarmining.com

Analyst Trip to Jaguar’s Operations

Jaguar Mining will be hosting a tour of its operations in Brazil April 14-17 and is open to qualified investors and analysts. If you have an interest in participating in this upcoming tour, please contact Valéria DioDato or Bob Zwerneman.

About Jaguar
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceará in the Northeast of Brazil through a joint venture.  The Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

125 North State Street • Concord, NH  03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com